Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Adds New Independent

Director to Board

TAIPEI, Taiwan, October 30, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today the addition of Alfred Wong to its board as an independent director. Mr. Wong brings to GigaMedia extensive experience in regional business development and mergers and acquisitions.

“Over the past several years, we have added eight new board members to oversee the restructuring of GigaMedia and execution of new strategic growth plans,” stated GigaMedia Limited Chairman of the Board Mo-Na Chien. “Our focus is now on driving growth, and Alfred will play an important role.”

“Alfred has an exceptional record of helping Asian businesses grow through joint ventures, investments, and mergers and acquisitions,” stated GigaMedia Chairman of the Board Mo-Na Chien. “His vision, skills and leadership will be instrumental in creating a strong new GigaMedia.”

“GigaMedia has new businesses, a new management team and board, and deep financial resources,” stated Alfred Wong. “We are poised to create significant value through organic growth and strategic transactions and I look forward to working closely with the team on its exciting plans in online games and cloud computing.”

Alfred Wong currently serves as the managing director of CLJ Capital Management Co. Limited, a Shanghai-based private equity firm. He is also non-executive director of Philippine Grains International Corporation, owner and operator of the largest grain terminal in the Philippines. Previously, he was an advisor to Chailease Holding Co Ltd. From 2006 to 2011 Mr. Wong was the director of development for one of the largest agricultural product providers in the Philippines, La Filipina Uy Gongco Corporation, where, among other transactions, he advised the company and a consortium of strategic investors and private equity firms on a bid for the largest food company in the Philippines. Prior to that, he served as an advisor to MatlinPatterson Global Advisers, a global private equity firm focused on distressed investments with $8.9 billion of assets under management, and was a partner at Pareto Partners, a joint venture with Hong Kong-listed Golden Resources Group (677.HK) to develop Vietnamese infrastructure. Mr. Wong was interim chief financial officer at Petrocom Energy Limited in Hong Kong in 2005; prior to that he held multiple senior management positions at AIF Capital Limited, Hong Kong, an Asia-based private equity firm with over $1.3 billion in assets under management where he handled transactions involving a wide range of industries. He began his career at Emerging Markets Partnership, Hong Kong, the predecessor to EMP Global, principal advisor to the AIG Asian Infrastructure Funds, two funds totalling $2.7 billion, where he helped grow and list in Hong Kong one of the largest toll road companies in China. Mr. Wong earned a master’s degree from the Leonard N. Stern School of Business at New York University and a bachelor’s degree in management/economics from Ateneo De Manila University in the Philippines.

Mr. Wong replaces board director Nancy Jing-Ying Hu Zee, who has resigned to pursue other interests. Following the addition of Mr. Wong announced today, GigaMedia’s board is comprised of eight members, a majority of which are independent.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

#  #  #